WEJO GROUP LIMITED

Canon’s Court

22 Victoria Street

Hamilton Bermuda, HM12

April 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3561
Attn: Austin Pattan

Re:	Wejo Group Limited
Registration Statement on Form S-1
filed April 21, 2022 under File No. 333-257964

Ladies and Gentlemen:

We refer to the above referenced registration statement on Form S-1 (the “Registration Statement”), of Wejo Group Limited (the “Company”).

The Company respectfully withdraws the Registration Statement filed under File No. 333-257964. The Company is refiling this Registration Statement under File No. 333-261746.

Please call Corey R. Chivers at (212) 310 8893, of Weil, Gotshal & Manges LLP to confirm withdrawal of the Registration Statement.

Very truly yours,

WEJO GROUP LIMITED

By:	/s/ John Maxwell

Name:	John Maxwell
Title:	Director and Chief Financial Officer

cc:	Richard Barlow, Wejo Group Limited
Corey Chivers, Weil, Gotshal & Manges LLP